# Heineken NV

03 JUN 30 AM 7:21

**Corporate Finance**
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange
Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

date
24 June 2003

subject
Exemptionfile 82-4953


03024154

our reference

your reference

dealt with by



Dear Sir, Madam,

Attached please find the latest publication of Heineken NV, dated June 23, 2003. Those publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
JUL 11 2003
THOMSON
FINANCIAL

dlw 6/30

**exemption file nr: 82-4953**

*Amsterdam, 23 June 2003*

## Heineken expects net result for first half 2003 to be in line with 2002

Amsterdam, 23 June. Heineken N.V. announced today that in a number of beer markets it is confronted with a combination of exceptional factors that is having an adverse effect on beer consumption. These factors include the slowdown of economic growth, the consequences of the recent war in Iraq, bad weather in North America and parts of Europe, and the SARS disease in the Far East. As a consequence, in the first half of 2003, the sales volume of the Group is lagging behind expectations.

Lower beer sales were recorded in the important markets of the United States, the Netherlands, Greece, France and the Far East. In addition, the Group is faced with the effects of the strong euro and higher pension costs. Despite the challenging market environment, Heineken was able to further reinforce its market position. The Group's share in the import segment in the United States increased once again, and also in other countries, the Heineken brand performed better than the overall market.

Consequently, Heineken expects that net profit excluding non-recurring results will be around the same level for the first half of 2003 as reached for the comparable period of 2002. Heineken stresses that a substantial part of beer sales is realised in the summer-months of July and August. Therefore, a more specific forecast about the profit expectation for the full year of 2003, can, as usual, only be announced with the publication of the half-year results on 10 September 2003.

***Press enquiries:***
Albert Holtzappel
Telephone: +31 20 52 39 355
E-mail:press@heineken.com

***Investor & analyst enquiries:***
Jan van de Merbel
Telephone: +31 20 52 39 590
E-mail: investors@heineken.com

For general information on Heineken please visit www.heinekeninternational.com

**Note for the Editor:**
Heineken will host a conference call today for analysts and investors at 10:00 CET (09:00 UK) and at 15:30 CET (13:30 UK, 09:30 EST), which can be listened to live by dialling +44/20/7984.7569. These conference calls will be broadcast live and are available for replay on http://www.heinekeninternational.com